13010484

SEC Mail Processing Section
FEB 26 2013
Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wheelhouse Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8235 Forsyth Blvd., Ste. 200
(No. and Street)

St. Louis	Missouri	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Grunzinger — 314-726-5500 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C.
(Name – *if individual, state last, first, middle name*)

1050 N. Lindbergh Blvd.	St. Louis	Missouri	63132
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Grunzinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wheelhouse Securities Corporation, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director

Title

ERIKA E. ZIMMERMAN
My Commission Expires
February 1, 2016
St. Charles County
Commission #12299087

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

BROWN SMITH WALLACE LLC
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE℠

Independent Auditors' Report

To the Board of Directors of
Wheelhouse Securities Corporation and Subsidiary
St. Louis, Missouri

Report on the Financial Statement

We have audited the accompanying consolidated financial statement of Wheelhouse Securities Corporation and Subsidiary (a Missouri corporation, the "Company"), which comprise the consolidated statement of financial condition as of December 31, 2012, and the related notes to the financial statement that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Wheelhouse Securities Corporation and its subsidiary as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Brown Smith Wallace, LLC

St. Louis, Missouri
January 31, 2013

WHEELHOUSE SECURITIES CORPORATION

Consolidated Statement of Financial Condition

December 31, 2012

ASSETS		
Cash and cash equivalents	$	163,774
Deposit with clearing organization		25,000
Receivables from clearing organization		2,720
Securities owned:		
Marketable, at fair value		24,370
Property and equipment, net of accumulated depreciation and amortization of $19,239		16,163
Prepaid expenses and other assets		21,493
Income taxes receivable		14,211
TOTAL ASSETS	$	267,731
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable, accrued expenses, and other liabilities	$	11,735
Accrued salary and commissions		12,021
Deferred income taxes		4,800
Total Liabilities		28,556
Stockholder's Equity		
Common stock: $0.01 par value; authorized 2,500,000 shares; 70,000 shares issued and outstanding		700
Additional paid-in capital		69,300
Retained earnings		169,175
Total Stockholder's Equity		239,175
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	267,731

The accompanying notes are an integral part of this consolidated statement of financial conditio

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies

A summary of the Company's organization, operations, and significant accounting policies consistently applied in the preparation of the accompanying consolidated statement of financial condition follows:

Organization

Wheelhouse Securities Corporation, a Missouri Corporation, commenced operations in July 2009. The Company's wholly-owned subsidiary, Chrysalis Investment Management, LLC, a Missouri limited liability company, commenced operations in April 2008. Wheelhouse Securities Corporation and Subsidiary ("the Company") is a wholly-owned subsidiary of Wheelhouse Securities Holdings, LLC ("the Holding Company").

Nature of Operations

Wheelhouse Securities Corporation ("Wheelhouse") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Wheelhouse primarily operates as an introducing broker-dealer clearing all customer transactions on a fully disclosed basis with Pershing, LLC ("Pershing"). Wheelhouse does not hold cash or securities for its customers.

Chrysalis Investment Management, LLC ("Chrysalis"), a wholly-owned subsidiary of Wheelhouse, is a registered investment advisor structured primarily to provide investment and money management advice to high net worth individuals. Chrysalis does not hold cash or securities for its customers.

Principles of Consolidation

The accompanying consolidated statement of financial condition includes the accounts of Wheelhouse Securities Corporation and its wholly-owned subsidiary, Chrysalis Investment Management, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates in Consolidated Statement of Financial Condition Preparation

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies (Continued)

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits.

Securities Owned

Securities owned consist of stocks, bonds, and other investments. The Company classifies its investments as trading securities. Securities are bought and held principally as inventory for the purpose of sales in the near term.

Securities owned are valued at fair value as determined by management (see Note C). The resulting differences between cost and estimated fair value are reflected in current period earnings. Fair values are generally based on prices from independent sources, such as listed market prices or broker or dealer price quotations.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using the straight-line methods over the estimated useful lives of the assets.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation is removed from the accounts.

Fair Value of Financial Instruments

Management estimates that the aggregate net fair market value of financial instruments recognized in the consolidated statement of financial condition approximates their carrying value (see also Note H).

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies (Continued)

Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. Deferred income taxes arise primarily due to differences between the basis of property and equipment and an accrual to cash basis conversion. Deferred tax assets represent the future tax benefits of those differences, which will be taxable when the assets are recovered. Deferred tax liabilities represent the future tax consequences of those differences, which will be payable when the assets are recovered.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes.* In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2009 - 2012.

Subsequent Events

The Company evaluated all subsequent events through January 31, 2013, the date the consolidated statement of financial condition was available to be issued.

Note B - Clearing Broker-Dealer Deposits

The Company is contractually obligated to maintain a deposit account at Pershing. As designated by the terms of the agreement, the deposit account shall at all times contain cash, qualified securities, or a combination of both having a market value of at least $25,000. This amount is included in deposit with clearing organization in the accompanying consolidated statement of financial condition.

Note C - Fair Value Measurement of Assets and Liabilities

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

Note C - Fair Value Measurement of Assets and Liabilities (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Valuation is based on quoted prices in active markets for identical instruments in active markets.
- Level 2 – Valuation is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Fair Value	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)
December 31, 2012		
Assets:		
Trading securities:		
Stocks and warrants	$ 24,270	$ 24,270
State and municipal obligations	100	100
Total Assets	$ 24,370	$ 24,370

Note D - Operating Leases

In 2012, the Company entered into a new 5 (five) year lease agreement for new office space and moved locations on December 1, 2012.

Future minimum lease payments under the new lease agreement at December 31, 2012, is as follows:

Year ending December 31,	
2013	$ 61,897
2014	$ 64,979
2015	$ 68,061
2016	$ 71,143
2017	$ 67,804

Note E - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC's") Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum Net Capital. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1.

At December 31, 2012, the Company had Net Capital of $167,888 which was $67,888 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to Net Capital was .14 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Pershing.

Note F - Equity

Issued and outstanding shares of preferred stock bear dividends payable annually on March 1 of the first four years that such preferred stock remains outstanding at the rate of 4%. After the fourth year, dividends are payable at the rate of 9% each year thereafter that such preferred stock remains outstanding. The Board of Directors may defer the payment of the dividend for as long as deemed necessary. The terms of the preferred stock provide for cumulative dividends on that stock. Any deferred or outstanding dividends will be paid to the preferred shareholders prior to any dividends declared and/or payable to common stock shareholders.

Pursuant to a redemption agreement dated July 20, 2012, 70,000 shares of preferred stock were redeemed for $70,000 and the then outstanding accrued dividends on the associated shares were forgiven and the corresponding liability reversed. This redemption resulted in no shares of preferred stock outstanding at December 31, 2012.

Note G - Income Taxes

Deferred income tax assets and liabilities result from future tax benefits and obligations related to the difference between the tax basis of assets and liabilities and the amounts reported in the consolidated statement of financial condition. The Company classifies their deferred tax assets and liabilities between current and non-current based on the particular difference from which they arise. The deferred tax liabilities at December 31, 2012 are comprised of the following:

Current deferred tax liability:	
Accrual to cash basis conversion	$ 100
Noncurrent deferred tax liability:	
Depreciation	4,700
	$ 4,800

Note H - Financial Instruments with Off-Balance Sheet Risk

The Company's customers' accounts are carried by the carrying broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company carries a deposit with the broker-dealer in the amount of $25,000 (see Note B).

Note I - Employee Benefit Plan

The Company has a 401(k) profit sharing plan for the benefit of its employees. Employees may begin elective deferrals immediately and are eligible for matching contributions after 1,000 hours of service. The Company's matching contribution is 3% of employee's compensation. The Company's profit sharing contribution to the plan, as determined by the Members of the Holding Company, is discretionary but cannot exceed certain maximum defined limitations.

Supplemental Report

BROWN SMITH WALLACE LLC
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE℠

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Wheelhouse Securities Corporation and Subsidiary
St. Louis, Missouri

In planning and performing our audit of the consolidated statement of financial condition of Wheelhouse Securities Corporation and Subsidiary (the "Company") as of December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the consolidated statement of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND AN INDEPENDENT FIRM
ASSOCIATED WITH THE NORTH AMERICAN REGION OF MOORE STEPHENS INTERNATIONAL LIMITED
KNOWN INTERNATIONALLY AS MOORE STEPHENS BROWN SMITH WALLACE, LLC

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's consolidated statement of financial condition will not be prevented, or detected and corrected on a timely basis.

Our consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, LLC

St. Louis, Missouri
January 31, 2013